

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Ana Menendez
Chief Financial Officer
WATSCO INC
2665 South Bayshore Drive
Suite 901
Miami, FL 33133

> **Re: WATSCO INC**
> **Form 8-K filed on February 14, 2019**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed on February 28, 2019**
> **File No. 1-05581**

Dear Ms. Menendez:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction